UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.2)*

ADIAL PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

00688A 106

(CUSIP Number)

William B. Stilley, III

c/o Adial Pharmaceuticals, Inc.

1180 Seminole Trail, Suite 495

Charlottesville, Virginia 22901

(434) 422-9800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 7, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00688A106	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William B. Stilley, III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐
Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 1,371,845
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 141,965
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 1,371,845
WITH	10	SHARED DISPOSITIVE POWER 141,965
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,513,310
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☒*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14	TYPE OF REPORTING PERSON IN

*	Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

CUSIP No. 00688A106	13D	Page 3 of 7 Pages

Item 1. Security and Issuer.

This Amendment No. 2 to Schedule 13D (the “Amendment No. 2”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”), of Adial Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D, dated November 12, 2018 (the “Original 13D”), subsequently amended by Amendment No. 1 to the Original 13D, dated March 28, 2019 (“Amendment No. 1”) filed by the reporting person, William Stilley. Capitalized terms used in this Amendment No. 2 but not defined herein shall have the respective meanings ascribed to them in the Original 13D and Amendment No. 1, as the case may be.

The principal executive offices of the Issuer are located at 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

Item 2. Identity and Background.

(a), (f)	This Amendment No. 2 to Schedule 13D is being made by William B. Stilley, III.

(b)	The principal business address for Mr. Stilley is 1180 Seminole Trail, Suite 495, Charlottesville, Virginia 22901.

(c)	Mr. Stilley is the President and Chief Executive Officer of Adial Pharmaceuticals, Inc.

(d)	Mr. Stilley has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	Mr. Stilley has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Stilley is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

The shares of Common Stock proposed to be issued to Mr. Stilley in connection with the consummation of the proposed transaction to acquire Purnovate, LLC (“Purnovate”) described hereinbelow (the “Acquisition”) will be issued in exchange for the membership interests owned by Mr. Stilley in Purnovate.

See the responses to Item 4 and Item 6, which are incorporated by reference herein.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The purpose of the transaction described in this Amendment No. 1 to Schedule 13D is solely for investment.

 See the responses to Item 3 and Item 6, which are incorporated by reference herein.

CUSIP No. 00688A106	13D	Page 4 of 7 Pages

Item 5. Interest in Securities of the Issuer.

The information in this Item 5 is provided as of the date hereof and is based 14,393,100 shares of Common Stock outstanding as of December 8, 2020.

Mr. Stilley is the beneficial owner of, and has the sole power to vote or direct the vote and to dispose or direct the disposition of: (a) 558,796 shares of Common Stock and warrants to purchase an aggregate of 258,908 shares of Common Stock; and (b) options to purchase an aggregate of 557,474 shares of Common Stock, of which 369,141 shares1 are vested as of December 8, 2020 or vest within 60 days thereof.

In addition, Mr. Stilley is deemed to be the beneficial owner of, and has shared power to vote or direct the vote and to dispose or direct the disposition of 132,141 shares of Common Stock and warrants to purchase 9,824 shares of Common Stock, which shares and warrants are owned jointly by Mr. Stilley and his wife, Anne T. Stilley.

Does not include (i) 5,580 shares of Common Stock owned by the Meredith A. Stilley Trust dtd 11/23/2010; (ii) 5,580 shares of Common Stock owned by the Morgan J. Stilley Trust dtd 11/23/2010; and (iii) 5,580 shares of Common Stock owned by the Blair E. Stilley Trust dtd 11/23/2010. The trusts are for the benefit of Mr. Stilley’s children and Mr. Stilley is not the trustee. Mr. Stilley disclaims beneficial ownership of these shares except to the extent of any pecuniary interest he may have in such shares.

Does not include 201,530 shares of Common Stock which may be issuable to Mr. Stilley in the event the Acquisition with Purnovate is consummated.

As of the date hereof, the aggregate number and percentage of shares of Common Stock beneficially owned by Mr. Stilley (on the basis of 14,393,100 shares of Common Stock outstanding as December 8, 2020 are as follows:

(a)	Number of shares of Common Stock beneficially owned:	Percent of class of Common Stock:
	1,513,310	9.97%
(b)	Number of shares of Common Stock as to which Mr. Stilley has:

(i) Sole power to vote or to direct the vote:	1,371,845

(ii) Shared power to vote or to direct the vote:	141,965

(iii) Sole power to dispose or to direct the disposition of:	1,371,845

(iv) Shared power to dispose or to direct the disposition of:	141,965

(c)	See Item 4 and Annex A hereto, both of which are incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On December 7, 2020, the Issuer entered into an Equity Purchase Agreement (the “Purchase Agreement”) with Purnovate to purchase all of the outstanding membership interests of Purnovate (the “Acquisition”) from the members of Purnovate (the “Members”), such that after the Acquisition, Purnovate will be a wholly owned subsidiary of Adial.

The closing of the transaction is currently expected to occur in January 2021. In connection with the entry into the Purchase Agreement, the Issuer loaned Purnovate $350,000 to continue its research and development efforts, which loan is evidenced by a 3.5% promissory note due November 2021 (the “Bridge Note”). In the event the Acquisition is consummated, the Bridge Note will be cancelled, and in the event the Acquisition is terminated, the Bridge Note will become convertible, at the sole option of into membership interests of Purnovate at a conversion price of $1.50 per unit of membership interest.

CUSIP No. 00688A106	13D	Page 5 of 7 Pages

Subject to certain conditions, and in exchange for the outstanding membership interests of Purnovate, the Issuer has agreed at the closing of the Acquisition (the “Closing”): (i) to pay to the Members an aggregate of $350,000 (the “Cash Consideration”), and (ii) to issue to the Members an aggregate of 700,000 shares Common Stock (the “Stock Consideration”). The Stock Consideration will be placed into escrow to secure certain indemnification and other obligations of Purnovate and the Members in connection with the Acquisition: (i) with respect to the Members other than Mr. Stilley and Dr. Robert Thompson, five (5) days after the effective date of a registration statement registering such shares with respect to thirty percent (30%) of such shares to be received by such Members and on the one (1) year anniversary of the Closing with respect to seventy percent (70%) of such shares to be received by such Members; (ii) with respect to Dr. Robert Thompson five (5) days after the effective date of a registration statement registering such shares with respect to thirty percent (30%) of such shares to be received by him; on the one (1) year anniversary of the Closing with respect to twenty percent (20%) of such shares to be received by him; on the earlier of the two (2) year anniversary of the Closing or on the termination date of his employment if termination is by the Issuer without cause and (iii) with respect to William Stilley on the earlier of the two (2) year anniversary of the Closing with respect to all of such shares to be received by him; or on the termination date of his employment if termination is by the Issuer without cause. The Stock Consideration, if not used to satisfy indemnification obligations, and the Cash Consideration will be distributed to the Members on a pro rata basis based on each such Members’ equity interest in Purnovate as compared to the aggregate Purnovate equity interests held by all Members. Mr. Stilley beneficially owns 28.79% of Purnovate.

In addition to the payments described above, under the terms of the Purchase Agreement, the Issuer agreed to make cash payments to the Members equal to (i) 3.0% of Net Sales ( as such term is defined in the Purchase Agreement) and (ii) upon the achievement of the following clinical and commercialization milestones:

Development & Approval Milestones

Milestone Event	Milestone Payment
First human dosing	$300,000
First dose in a Phase 2 Trial	$300,000
First dose in a Phase 3 Trial	$400,000
First acceptance of U.S. NDA submission	$500,000
First acceptance of NDA equivalent submission in Europe	$300,000
First acceptance of NDA equivalent submission in Asia	$300,000
First Commercial Sale in the U.S.	$10,000,000
First Commercial Sale in Europe	$5,000,000
First Commercial Sale in Asia	$5,000,000
Total potential	$21,500,000

In connection with the Acquisition, it is a condition to closing that the Issuer receive an opinion from its financial advisor to that the consideration to be paid by the Issuer to Purnovate pursuant to the Purchase Agreement is fair, from a financial point of view, to the stockholders of the Issuer. In addition, in connection with the Acquisition, it is condition that the Members enter into lock-up agreements with the Issuer with respect to the Stock Consideration to be received by them to restrict the transfer of such shares of Issuer Common Stock until the expiration of the respective Member’s applicable escrow period.

CUSIP No. 00688A106	13D	Page 6 of 7 Pages

Item 7.  Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented as follows:

Exhibit 9:	Equity Purchase Agreement, dated December 7, 2020, by and among Adial Pharmaceuticals, Inc., Purnovate, LLC, the members of Purnovate, LLC and Robert D. Thompson, as member representative (incorporated by reference to Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 10, 2020 (File No. 001-38323))

Annex A:	Certain Transactions by the Reporting Person

CUSIP No. 00688A106	13D	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2020

/s/ William B. Stilley, III
William B. Stilley, III

Annex A

Transactions by the Reporting Person During the Past Sixty Days

Date of Transaction	Number of Securities	Price per Share
December 10, 2020	201,530 shares of Common Stock	*

*	As described in this Amendment No. 2 to Schedule 13D, on December 7, 2020, Mr. Stilley, in his capacity as a member of Purnovate, LLC, entered into an Equity Purchase Agreement, by and among Adial Pharmaceuticals, Inc., Purnovate, the members of Purnovate and Robert D. Thompson, as member representative, pursuant to which, in the event the Acquisition of Purnovate is consummated, Mr. Stilley will receive 201,530 shares of Common Stock.